UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nurx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

67059Q200

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

This filing reflects the reporting persons’ passive investor status and converts their filing from prior Schedule 13D (and amendments) filings to this Schedule 13G filing.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                 Rule 13d-1(b)

☒                 Rule 13d-1(c)

☐                 Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons Santa Monica Capital Partners II, LLC
2.	check the appropriate box if a member of a group (a)☐ (b)☐
3.	sec use only
4.	citizenship or place of organization United States
NUMBER OF	5.	sole voting power 2,437,500
SHARES BENEFICIALLY OWNED BY	6.	shared voting power -0-
EACH REPORTING PERSON	7.	sole dispositive power 2,437,500
WITH	8.	shared dispositive power -0-
9.	aggregate amount beneficially owned by each reporting person 2,437,500
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) 10.4%
12.	type of Reporting Person PN

(Page 2 of 5 Pages)

Item 1(a).	Name of Issuer:

Nurx Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

18 Technology, Suite 130
Irvine, CA 92618

Item 2(a).	Name of Person Filing:

This statement is being filed by Santa Monica Capital Partners II, LLC (“SMCPII”).

Item 2(b).	Address of Principal Business Office:

11845 W. Olympic Boulevard, #1125W
Los Angeles, CA 90064

Item 2(c).	Citizenship:

The Reporting Person is a United States entity.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

67059Q200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

(Page 3 of 5 Pages)

Item 4.	Ownership.

Based solely upon information set forth in the Issuer’s Form 10-K/A, filed with the Securities and Exchange Commission on January 28, 2010, there were 23,444,234 shares of the Issuer’s common stock outstanding as of December 29, 2009.  The ownership percentages stated below are based upon this amount of outstanding shares.

SMCPII beneficially owns 2,437,500 of the Issuer’s common stock, which constitutes 10.4% of the Issuer’s common stock.  Each of Santa Monica Capital, LLC (“SMC”), E’s Holdings, Inc. (“E’s Holdings”) and New Vision Ventures, LLC (“New Visions”) hold an equal one third ownership in SMCPII and together, may be deemed to have voting and investment control of these securities.   Each of SMC, E’s Holdings and New Visions disclaim beneficial ownership of these securities except to the extent of their pecuniary interests therein.

Number of shares as to which SMCPII has:

(i) Sole power to vote or to direct the vote:  2,437,500

(ii) Shared power to vote or to direct the vote:  -0-

(iii) Sole power to dispose or to direct the disposition of:  2,437,500

(iv) Shared power to dispose or to direct the disposition of :  -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 4 of 5 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2010

SANTA MONICA CAPITAL PARTNERS II, LLC

By:	Santa Monica Capital, LLC,
Its Managing Member

	By:	/s/ David M. Marshall
David M. Marshall, Sole Member

(Page 5 of 5 Pages)